UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
MuleSoft, Inc.  (Name of Issuer)
Common Stock
(Title of Class of Securities)
625207105 (CUSIP Number)
March 17, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant
 to which this Schedule is filed:
?   Rule 13d-1(b)
?	Rule 13d-1(c)
?   Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 625207105

13G

Page 2 of 7 Pages











1.

NAMES OF REPORTING PERSONS

Bain Capital Public Equity Management, LLC


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

1,593,771


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

1,593,771


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,593,771


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.47%


12.

TYPE OF REPORTING PERSON (see instructions)

PN








CUSIP No. 625207105

13G

Page 3 of 7 Pages











1.

NAMES OF REPORTING PERSONS

Brookside Capital Partners Fund, L.P.


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

890,689


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

890,689


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

890,689


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.41%


12.

TYPE OF REPORTING PERSON (see instructions)

PN













CUSIP No. 625207105

13G

Page 4 of 7 Pages











1.

NAMES OF REPORTING PERSONS

Brookside Capital Trading Fund, L.P.


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

703,082


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

703,082


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

703,082


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.06%


12.

TYPE OF REPORTING PERSON (see instructions)

PN













CUSIP No. 625207105

13G

Page 5 of 7 Pages





Item 1.

(a)
Name of Issuer
The name of the issuer to which this filing on Schedule 13G relates is MuleSoft, Inc. (the "Company")




(b)
Address of Issuer's Principal Executive Offices
The principal executive offices of the Company are located at
 77 GEARY ST., SUITE 400
SAN FRANCISCO CA 94108



Item 2.

(a)
Name of Person Filing
This Statement is being filed on behalf the following (collectively, the "Reporting Persons"): (1) Brookside Capital
Partners Fund, L.P., a Delaware limited partnership ("Partners Fund"), whose sole general partner is Brookside Capital
Investors, L.P., a Delaware limited partnership ("Brookside Investors"), whose sole general partner is Bain Capital
Public Equity Management, LLC, a Delaware limited liability company
("BCPE Management"); and (i) Brookside
Capital Trading Fund, L.P., a Delaware limited partnership ("Trading Fund") , whose sole general partner is Brookside
Capital Investors II, L.P., a Delaware limited partnership ("Brookside
 Investors II"), whose sole general partner is BCPE Management.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 30, 2017, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities
 Exchange Act of 1934.




(b)
Address of the Principal Office or, if none, residence
The principal business address of each of the Partners Fund, Trading Fund, Brookside Investors, Brookside Investors II and BCPE Management is c/o Bain Capital Public Equity, LP,
200 Clarendon Street, Boston, MA 02116.




(c)
Citizenship
Each of the Partners Fund, Trading Fund, Brookside
Investors, Brookside Investors II and BCPE Management is organized under the laws of the State of Delaware.




(d)
Title of Class of Securities
The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock
("Common Stock").




(e)
CUSIP Number
The CUSIP number of the Company's Common Stock is 625207105.



Item 3.  If this statement is filed pursuant to
 240.13d-1(b) or 240.13d-2(b)
 or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act
 (15 U.S.C. 78o).





(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
?
Insurance company as defined in section 3(a)(19) of the Act
 (15 U.S.C. 78c).





(d)
?
Investment company registered under section 8 of the Investment
 Company Act of 1940 (15 U.S.C. 80a-8).





(e)
?
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);





(f)
?
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);





(g)
?
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);





(h)
?
A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);





(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
?
Group, in accordance with 240.13d-1(b)(1)(ii)(J).







[x]  If this statement is filed pursuant to 240.13d-1(c), check this box.
Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.






(a)

Amount beneficially owned:  1,593,771 (includes 890,689 Class B
Common Stock Shares which are convertible at any time, at the option of the holder, into Class A Common Stock Shares).






(b)

Percent of class: 11.47% based upon 13,890,689 shares of Class A
Common Stock outstanding.






(c)

Number of shares as to which the person has:  1,593,771
 (includes 890,689 Class B Common Stock Shares which are convertible at any time, at the option of the holder, into
 Class A Common Stock Shares).








(i)
Sole power to vote or to direct the vote:  1,593,771








(ii)
Shared power to vote or to direct the vote:  0.








(iii)
Sole power to dispose or to direct the disposition of:
 1, 1,593,771








(iv)
Shared power to dispose or to direct the disposition of:  0.





Item 5.  Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
 Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
 Not applicable.
Item 9.  Notice of Dissolution of Group.
 Not applicable.
Item 10.  Certification.







By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












CUSIP No. 625207105

13G

Page 7 of 7 Pages





    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 30, 2017

BAIN CAPITAL PUBLIC EQUITY MANAGEMENT, LLC

By:
    Name: Joshua Ross
    Title: Managing Director



BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By: Brookside Capital Investors, L.P.,
its general partner
By: Bain Capital Public Equity Management, LLC,
its general partner


By:
Name: Joshua Ross
Title: Managing Director

BROOKSIDE CAPITAL TRADING FUND, L.P.

By: Brookside Capital Investors II, L.P.,
its general partner

By: Bain Capital Public Equity Management, LLC,
its general partner


By:
Name: Joshua Ross
Title: Managing Director










Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13G


The undersigned hereby agree as follows:

(i) The Statement on Schedule 13G, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  March 30, 2017

BAIN CAPITAL PUBLIC EQUITY MANAGEMENT, LLC

By:
    Name: Joshua Ross
    Title: Managing Director



BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By: Brookside Capital Investors, L.P.,
its general partner
By: Bain Capital Public Equity Management, LLC,
its general partner


By:
Name: Joshua Ross
Title: Managing Director

BROOKSIDE CAPITAL TRADING FUND, L.P.

By: Brookside Capital Investors II, L.P.,
its general partner

By: Bain Capital Public Equity Management, LLC,
its general partner


By:
Name: Joshua Ross
Title: Managing Director






  Includes 890,689 Class B Common Stock Shares which are convertible at any time, at the option of the holder, into Class A Common Stock Shares.
  The percentage of Common Stock reported owned by the Reporting Persons is based upon 13,890,689 shares of Class A Common Stock outstanding as reported in the Issuer's
Prospectus dated March 17, 2017.
  These are Class B Common Stock Shares which are convertible at any time, at the option of the holder, into Class A Common
Stock Shares.
  The percentage of Common Stock reported owned by the Reporting Persons is based upon 13,890,689 shares of Class A
Common Stock outstanding as reported in the Issuer's Prospectus dated March 17, 2017.
  The percentage of Common Stock reported owned by the Reporting Persons is based upon 13,890,689 shares of Class A
Common Stock outstanding as reported in the Issuer's Prospectus dated March 17, 2017.




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